Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated August 25, 2008

TOYOTA MOTOR CREDIT CORPORATION
CPI Linked Notes (the "Notes")

Final Terms and Conditions

Issuer:		Toyota Motor Credit Corporation ("TMCC")

Ratings:	Aaa / AAA
Toyota Motor Credit Corporation is rated Aaa by Moody's and AAA by
Standard & Poor's. A credit rating reflects the creditworthiness of Toyota Motor Credit Corporation and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Agent:		Morgan Stanley & Co. Incorporated

Denominations:	$50,000 / $50,000

Trade Date:	August 25, 2008

Issue Date:	September 10, 2008

Maturity Date:	September 10, 2013

Principal Amount:	$21,000,000 (may be increased prior to the Issue Date)

Issue Price:	100.00%

Net Proceeds:	100.00%

Agent's Discount or Commission:	0.00%.  The Agent or an affiliate of the
Agent will enter into swap transactions with TMCC to hedge TMCC's obligations under the Notes. The Agent and its affiliates expect to realize a profit in connection with these swap transactions.

Interest Rate:	CPI Linked Interest Rate + Spread (subject to the Minimum
Interest Rate)

CPI Linked Interest Rate:	[ ( CPI(t) - CPI(t-12) ) / CPI(t-12) ]; where,

CPI(t) = The CPI for the 3rd calendar month prior to, but not including, the month in which the applicable Interest Reset Date occurs.

CPI(t-12) = The CPI for the 15th calendar month prior to, but not including, the month in which the applicable Interest Reset Date occurs.

For clarification purposes, the above formula represents the year-over-year percentage change in the CPI with a three month lag which accommodates the publishing cycle of the Sponsor. For example, for the Interest Calculation Period from and including September 10, 2008 to but excluding October 10, 2008, CPI(t) will be the CPI for June 2008 and CPI(t-12) will be the CPI for June 2007. The CPI for June 2008 was published by the Sponsor and reported on Bloomberg CPURNSA <index> in July 2008 and the CPI for June 2007 was published and reported in July 2007.

CPI:	The Consumer Price Index for purposes of the Notes is the non-
seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the "CPI"), published by the Sponsor on their internet website www.bls.gov/cpi/home.htm, and currently available for reference purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI).

According to publicly available information provided by the Initial Sponsor, the CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors' and dentists' services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Sponsor to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the CPI is the 1982-1984 average. From time to time, the base reference period is changed by the Initial Sponsor, or "rebased," to a more recent base reference period.

If the CPI is (a) not calculated and announced by the Initial Sponsor but is calculated and announced by a successor sponsor or (b) replaced by a successor index, then the CPI will be deemed to be the index so calculated and announced by such successor sponsor or such successor index, as the case may be. If the Sponsor fails to calculate and announce the CPI (and the preceding sentence does not apply) or the CPI ceases to be published at all, then the applicable substitute index for the notes will be that chosen by the Secretary of the Treasury for the Department of Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997).

Except as otherwise described in this paragraph, if a previously reported CPI for a relevant month is revised by a Sponsor, the Calculation Agent will use the most recently available value of such CPI in calculating CPI(t) and CPI(t-12) on the applicable Interest Determination Date. In contrast, if the CPI for a relevant month already has been used by the Calculation Agent in calculating CPI(t) and CPI(t-12) on any Interest Determination Date (such CPI, an "Initial CPI"), the Calculation Agent will continue to use the Initial CPI, even if the CPI for such month has subsequently been revised by a Sponsor. In addition, if a previously reported CPI for a relevant month is revised by a Sponsor and such revision is made in order to correct a manifest error (as determined in the sole discretion of the Calculation Agent), the Calculation Agent shall in all cases use the revised CPI, even if such CPI already has been used by the Calculation Agent in calculating CPI(t) and CPI(t-12).

The Initial Sponsor occasionally rebases the CPI. If the CPI is rebased, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published. If the 1982-1984 CPI is not published, the Calculation Agent will calculate inflation using the rebased CPI. The conversion to a new reference base does not affect the measurement of the percentage change in a given index series from one point in time to another, except for rounding differences.

Rounding:	All percentages resulting from any calculation of the Interest
Rate will be rounded to the nearest fifth decimal place (one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876665% (or .09876665) would be rounded up to 9.87667% (or .0987667) and 9.876664% (or .09876664) would be rounded down to 9.87666% (or .0987666)).

Sponsor:	Bureau of Labor Statistics of the U.S. Department of Labor (the
"Initial Sponsor"), or any successor sponsor acceptable to the Calculation Agent

Spread:	0.80%

Minimum Interest Rate:	0.00%

Interest Payment Dates:	Monthly, on the 10th day of each month, commencing
on October 10, 2008.

Interest Reset Dates:	The 10th day of each month, commencing on the Issue
Date to and including August 10, 2013.

Interest Determination Date:	Each Interest Reset Date

Interest Calculation Period:	The monthly period from and including the
Issue Date (in the case of the first Interest Payment Date) or previous Interest Payment Date, as applicable, to but excluding the next Interest Payment Date.

No Call Option:	TMCC does not have the right to call the Notes prior to the
Maturity Date.

Day Count Basis / Business Day Convention: Actual/Actual, Following, Unadjusted

Business Days:	New York

Settlement:	DTC

Form of Note:	Book-entry only

Governing Law:	New York

CUSIP:		89233P2M7

Calculation Agent:	Deutsche Bank Trust Company Americas

Original Issue Discount:	No.  Please see "United States Federal Income Tax
Considerations" below.

United States Federal Income Tax Considerations:	The Notes will, based on
certain representations from the Agent, be treated as "variable rate debt instruments" for U.S. federal income tax purposes, as described in the section of the prospectus supplement titled "United States Taxation -
Material United States Tax Considerations for U.S. Holders - Original Issue Discount."

This term sheet relates to the Prospectus dated March 7, 2006, as supplemented by the Prospectus Supplement dated March 7, 2006, which can be found at: http://www.sec.gov/Archives/edgar/data/834071/000104746906002954/a2168048z424
b3.htm


Risk Factors

       Investing in the Notes involves a number of risks. An investment in notes linked to the CPI such as the Notes entails significant risks not associated with similar investments in a conventional debt security. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Ratings Do Not Reflect The True Risks Of An Investment In The Notes.
       The credit ratings assigned to TMCC represent the rating agencies' opinion regarding its credit quality and are not a guarantee of quality. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, the ratings assigned to TMCC may not fully reflect the true risks of an investment in the Notes.

The Amount Of Interest Payable On The Notes Is Uncertain And Could Be Zero.
       Interest payable on the Notes is linked to year over year changes in the level of the CPI determined each month. If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, interest on the Notes for the applicable Interest Calculation Period will not exceed an annual rate of 0.80%, which is the Spread. If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, interest on the Notes for the applicable Interest Calculation Period will be less than an annual rate that is equal to the Spread. If the CPI for the same month in successive years declines by the Spread or more, investors in the Notes will not receive any interest.

The Yield On The Notes May Be Lower Than The Yield On A Conventional TMCC Debt Security Of Comparable Maturity.
       If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the effective yield on the Notes for the applicable Interest Calculation Period may be less than that which would be payable on a conventional TMCC debt security of comparable maturity.

The Interest Rate Is Based Upon The CPI. The CPI Itself And The Way The Sponsor Calculates The CPI May Change In The Future.
       There can be no assurance that the Sponsor will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the Notes, as described in the related pricing supplement, and that substitution may adversely affect the value of the Notes.

The Historical Levels Of The CPI Are Not An Indication Of The Future Levels Of The CPI.
       The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which TMCC has no control.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased. Some Of These Factors Include:
       *	Changes in the level of the CPI
       *	Volatility of the CPI
       *	Changes in U.S. interest rates
       *	TMCC's credit rating, financial condition and results

Inclusion Of Commissions And Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.
       Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude the projected profit included in the cost of hedging the obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, you may obtain a copy of the prospectus from Morgan Stanley & Co. Incorporated by calling 1-800-584-6387.